UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 239,715,000 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 239,715,000 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 239,715,000 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 79.3%

14	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: PN (Partnership)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 36,293,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 36,293,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,293,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 12.0%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 276,008,766 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 276,008,766 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 276,008,766 Common Units

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11: 91.3%

14	Type of Reporting Person: CO (Corporation)

Item 1.  Security and Issuer.

This Amendment No. 4 to Schedule 13D (Amendment No. 4) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on May 26, 2015,  as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2017, Amendment No. 2 to Schedule 13D filed with the Commission on February 22, 2018 and Amendment No. 3 to Schedule 13D filed with the Commission on April 27, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer).  The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (ii) Rice Midstream GP Holdings LP, a Delaware limited partnership (RMGH), (iii) Rice Midstream GP Management LLC, a Delaware limited liability company (GP Management), (iv) Rice Midstream Holdings LLC, a Delaware limited liability company (Rice Midstream Holdings), (v) Rice Energy Operating LLC, a Delaware limited liability company (REO), (vi) EQT RE, LLC, a Delaware limited liability company (EQT RE), (vii) EQT Production Company, a Pennsylvania corporation (EPC), (viii) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (ix) EQT Corporation, a Pennsylvania corporation (EQT, and together with Gathering Holdings, RMGH, GP Management, Rice Midstream Holdings, REO, EQT RE, EPC and Investments Holdings, the Reporting Persons).

Gathering Holdings is a limited partner of the Issuer holding approximately 79.2% of the outstanding Common Units, and is the sole stockholder of EQT GP Corporation, a Delaware corporation and limited partner of the Issuer holding approximately 0.1% of the outstanding Common Units (GP Corporation).  Gathering Holdings is also the sole member of EQT GP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner).  RMGH is also a limited partner of the Issuer holding approximately 12.0% of the outstanding Common Units. RMGH, GP Management, Rice Midstream Holdings and REO are each wholly owned subsidiaries of EQT RE. EPC is the sole member of Gathering Holdings and EQT RE.  Investments Holdings is the sole shareholder of EPC.  EQT is a publicly traded company and the sole member of Investments Holdings.  RMGH is managed by GP Management, its general partner, and has no directors or executive officers.  GP Management, Rice Midstream Holdings, REO, EQT RE, Gathering Holdings and Investments Holdings are manager-managed limited liability companies with boards of managers.  EPC and EQT are corporations with boards of directors.  The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of each Reporting Person other than Investments Holdings is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

(c)                                  The principal business of Gathering Holdings is to own a limited partner interest in the Issuer, all of the membership interests in the General Partner, and interests in other subsidiaries of EQT which are engaged in natural gas midstream and commercial activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings, EQT RE, REO and Rice Midstream Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through five business segments: EQT Production, EQM Gathering, EQM Transmission, RMP Gathering and RMP Water.  EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017.  EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of EQT Midstream Partners, LP (EQM), a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin.  RMP Gathering provides natural gas gathering services to EQT in the dry gas core of the Marcellus Shale in southwestern Pennsylvania through Rice Midstream Partners LP (RMP).  RMP Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio also through RMP.

The principal business of RMGH is to hold limited partner interests in RMP, as well as Common Units.  The principal business of GP Management is to act as the general partner of RMGH.  The principal business of Rice Midstream Holdings is to own all of the membership interests in Rice Midstream Management LLC, the general partner of RMP and interests in other subsidiaries of EQT that are engaged in natural gas midstream activities, including RMP.  The principal business of each of REO and EQT RE is to serve as an intercompany holding company for certain subsidiaries of EQT.

RMGH is managed by GP Management, its general partner, and has no directors or executive officers.  GP Management, Rice Midstream Holdings, REO, EQT RE, Gathering Holdings and Investments Holdings are manager-managed limited liability companies with boards of managers.  EPC and EQT are corporations with boards of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Persons are United States citizens. The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investments Holdings is c/o EQT Investments Holdings, LLC, 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

Name	Position
EQT Corporation
David L. Porges	Chairman and Interim President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director
Jeremiah J. Ashcroft III	Senior Vice President and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production

Name	Position
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

EQT RE, LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Energy Operating LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Midstream Holdings LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Rice Midstream GP Management LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

(d)—(e)  During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 4 of this Amendment No. 4 regarding the completion of the IDR Transaction.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following additional disclosures:

Completion of the Drop-Down Transactions and the Gulfport Transaction

On May 22, 2018, the Drop-Down Transactions were completed.  The consideration paid by the EQM Parties to the EQT Parties at the closing of the Drop-Down Transactions consisted of (i) an aggregate of 5,889,282 EQM Common Units and (ii) aggregate cash consideration of $1.15 billion, subject to customary purchase price adjustments. As a result of the closing of the Drop-Down Transactions, Rice West Virginia Midstream LLC, Rice Olympus Midstream LLC and Strike Force Holdings are each wholly owned subsidiaries of EQM Gathering. In addition, Strike Force Midstream is now a wholly owned subsidiary of EQM following completion of the Gulfport Transaction on May 1, 2018.

Completion of the IDR Transaction

On May 22, 2018, the IDR Transaction was completed.  Upon the closing of the IDR Transaction, the Issuer issued 36,293,766 Common Units to RMGH in exchange for all of the issued and outstanding RMP IDRs.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  (1)  As of May 22, 2018, the number of Common Units issued and outstanding is 302,458,766.  As of May 22, 2018, RMGH is the record and beneficial owner of 36,293,766 Common Units, which represent approximately 12.0% of the outstanding Common Units.

(2)  GP Management does not directly own any Common Units; however, as the general partner of RMGH, it may be deemed to beneficially own the 36,293,766 Common Units beneficially owned by RMGH, which represent approximately 12.0% of the outstanding Common Units.

(3)  Rice Midstream Holdings does not directly own any Common Units; however, as the sole member of GP Management and direct or indirect owner of 100% of the limited partner interests in RMGH, it may be deemed to beneficially own the 36,293,766 Common Units beneficially owned by RMGH, which represent approximately 12.0% of the outstanding Common Units.

(4)  REO does not directly own any Common Units; however, as the direct or indirect owner of Rice Midstream Holdings, GP Management and RMGH, it may be deemed to beneficially own the 36,293,766 Common Units beneficially owned by RMGH, which represent approximately 12.0% of the outstanding Common Units.

(5)  EQT RE does not directly own any Common Units; however, as the direct or indirect owner of REO, Rice Midstream Holdings, GP Management and RMGH, it may be deemed to beneficially own the 36,293,766 Common Units beneficially owned by RMGH, which represent approximately 12.0% of the outstanding Common Units.

(6)  As of May 22, 2018, Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 79.2% of the outstanding Common Units, and, through its sole ownership of GP Corporation, Gathering Holdings beneficially owns an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units.

(7)  EPC does not directly own any Common Units; however, as the sole member of Gathering Holdings and EQT RE and indirect owner of Rice Midstream Holdings, GP Management and RMGH, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings and the 36,293,766

Common Units beneficially owned by RMGH, which represent in the aggregate approximately 91.3% of the outstanding Common Units.

(8)  Investments Holdings does not directly own any Common Units; however, as the sole shareholder of EPC and indirect owner of Gathering Holdings, EQT RE, REO, Rice Midstream Holdings, GP Management and RMGH, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by RMGH, which represent in the aggregate approximately 91.3% of the outstanding Common Units.

(9)  EQT does not directly own any Common Units; however, as the sole member of Investments Holdings and indirect owner of EPC, Gathering Holdings, EQT RE, REO, Rice Midstream Holdings, GP Management and RMGH, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by RMGH, which represent in the aggregate approximately 91.3% of the outstanding Common Units.

(10)  In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Vicky A. Bailey	3,241		*
Philip G. Behrman	19,741		*
Kenneth M. Burke	5,000		*
A. Bray Cary, Jr.	19,841	(1)	*
Margaret K. Dorman	19,841		*
Lewis B. Gardner	28,503		*
Charlene Petrelli	25,085		*
David L. Porges	56,263		*
James E. Rohr	30,940		*
Jimmi Sue Smith	7,538		*
Phillip D. Swisher	4,769		*
Stephen A. Thorington	42,952	(2)	*
Lee T. Todd, Jr.	3,241		*

*Less than 1% of the class beneficially owned.

(1)         Includes 12,300 Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2)         Includes 11,470 phantom units granted under the 2015 LTIP, which have the economic equivalent of 11,470 Common Units and represent compensation that is deferred until retirement.

(b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)  Except as described in Item 4 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)  GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder.  The Reporting Persons also have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A	Joint Filing Agreement dated May 22, 2018 (filed herewith).

Exhibit B	Power of Attorney dated May 22, 2018 (filed herewith).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J	Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation

(filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2018

EQT GATHERING HOLDINGS, LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT GP Holdings, LP

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement dated May 22, 2018 (filed herewith).

Exhibit B	Power of Attorney dated May 22, 2018 (filed herewith).

Exhibit C

First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit D

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

Exhibit E

First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit F

Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

Exhibit G

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated herein in its entirety by reference).

Exhibit H

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit I

Contribution and Sale Agreement, dated as of April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

Exhibit J

Incentive Distribution Rights Purchase and Sale Agreement, dated April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).